UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 4)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Westmoreland Coal Company
(Exact name of registrant as specified in its charter)

Delaware	23-1128670
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

9540 South Maroon Circle, Suite 200, Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.     ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.     ☒

Securities Act registration statement file number to which this form relates: _______________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of class)

AMENDMENT NO. 4 TO FORM 8-A

This Amendment No. 4 to Form 8-A amends and supplements the Registration Statement on Form 8-A filed by Westmoreland Coal Company, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on February 1, 1993, as amended by Amendment No. 1 to Form 8-A reporting the Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of February 7, 2003, between Westmoreland Coal Company and EquiServe Trust Company, N.A., Amendment No. 2 to Form 8-A reporting the First Amendment to Amended and Restated Rights Agreement (the “First Amendment”), dated as of May 2, 2007, between Westmoreland Coal Company and Computershare Trust Company, N.A., and Amendment No. 3 to Form 8-A reporting the  Second Amendment to Amended and Restated Rights Agreement (the “Second Amendment”), dated as of March 4, 2008, between Westmoreland Coal Company and Computershare Trust Company, N.A. (collectively, the “Form 8-A”).

Item 1.     Description of Registrant’s Securities to be Registered.

The response to Item 1 of the Form 8-A concerning the preferred stock purchase rights and related rights agreement is hereby replaced in its entirety with the following:

The following summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, the First Amendment, the Second Amendment and the Third Amendment.

On January 28, 1993, the Board of Directors (the “Board”) of Westmoreland Coal Company (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $2.50 per share, of the Company (the “Common Stock”). The dividend was payable on February 11, 1993 (the “Record Date”) to the stockholders of record on that date. The Rights were governed by a Rights Agreement dated as of January 28, 1993 (the “Initial Agreement”) between the Company and First Chicago Trust Company of New York, as rights agent. Acting pursuant to the Initial Agreement, the Company and EquiServe Trust Company, N.A. (the successor to First Chicago Trust Company of New York) executed an Amended and Restated Rights Agreement dated as of February 7, 2003 (the “Rights Agreement”). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Shares”), of the Company at a price of $50.00 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment.

Until the earlier to occur of (i) 10 business days following a public announcement that a person (together with its affiliates and associates) has become the beneficial owner of (A) 20% or more of the then outstanding shares of Common Stock, (B) 20% or more of the total number of shares of “Voting Stock” (a share is a share of “Voting Stock” if it entitles the holder to vote generally in the election of directors of the Company or in respect of a merger, consolidation, liquidation, dissolution or winding up of the Company or a sale of all or substantially all of the Company’s assets) then outstanding or (C) 20% or more of the total number of shares of equity securities of the Company (the “Company Stock”)

then outstanding (an “Acquiring Person”), or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender or exchange offer the consummation of which would result in any person becoming the beneficial owner of (A) 20% or more of the then outstanding shares of Common Stock, (B) 20% or more of the shares of Voting Stock then outstanding or (C) 20% or more of the total number of shares of Company Stock then outstanding (the earlier of (i) or (ii) being called the “Distribution Date”), the Rights will be evidenced by the certificates for shares of Common Stock.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates representing shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this or any other Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Each share of Common Stock issued after the Distribution Date and prior to the earlier of the redemption or expiration of the Rights pursuant to exercise of any option, warrant, right or conversion privilege contained in any option, warrant, right or convertible security issued by the Company prior to the Distribution Date (other than the Rights) shall also include the right to receive a Right (unless the Board provides to the contrary at the time of issuance of any such option, warrant, right or convertible security) and Right Certificates evidencing such Rights shall be issued at the time of issuance of such shares of Common Stock.

The Rights are not exercisable until the Distribution Date. The Rights will expire on February 7, 2013 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding a regular quarterly cash dividend or a dividend payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The Purchase Price payable, the number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right, are also subject to adjustment in the event of a stock dividend on the shares of Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of the Preferred Shares shall be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. The dividend and liquidation preferences of the Preferred Shares are subject to the superior rights of the Company’s Series A Convertible Exchangeable Preferred Stock and any other series of the Company’s preferred stock that may be issued in the future. Each Preferred Share will have 100 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person, its affiliates or associates and, in certain circumstances, the transferees of any of the foregoing (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. Under no circumstances may a Right be exercised following the occurrence of an event set forth in the preceding sentence prior to the expiration of the Company’s right of redemption. In the event that, on or after the time that any person becomes an Acquiring Person, the Company is a party to a merger or other business combination transaction (in which, if the Company is the survivor, all or part of the shares of Common Stock are changed into or exchanged for other securities, cash or any other property) or 50% or more of its consolidated assets or earning power are sold (in one transaction or a series of transactions other than in the ordinary course of business) (each of the foregoing a “Fundamental Event”), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of common shares of the surviving or acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

At any time after any person becomes an Acquiring Person and prior to the acquisition by any person, together with its affiliates and associates, of beneficial ownership of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights that have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment to reflect any stock split, stock dividend or similar transaction).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the earlier to occur of (i) the tenth business day after a public announcement that a person has become an Acquiring Person or (ii) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, as adjusted to reflect any stock split, stock dividend or similar transaction (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board in its sole discretion may establish. After the redemption period has expired but prior to the occurrence of a Fundamental Event, the Company’s right of redemption may be reinstated in certain instances if an Acquiring Person reduces its beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and not resulting in the occurrence of a Fundamental Event. Additionally, the Board may, after the redemption period has expired but prior to the occurrence of any Fundamental Event, redeem the Rights in whole, but not in part, provided that such redemption is incidental to any merger or other business combination transaction involving the Company but not the Acquiring Person in which all holders of shares of Common Stock are treated alike. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The Rights Agreement may be amended from time to time by the Board to cure any ambiguity or to correct any defective provision contained in the Rights Agreement. The Rights Agreement may also be amended by the Board in any manner (including to change the Purchase Price or to shorten or lengthen any time period such as the redemption period) at any time prior to such time as any person shall become an Acquiring Person and thereafter (a) in any manner which does not adversely affect the interests of the holders of Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) and (b) until the Rights have become nonredeemable, to lengthen any time period relating to when the Rights may be redeemed. Prior to such time as a person becomes an Acquiring Person the Board may lower the thresholds relating to when a person becomes an Acquiring Person and when the Distribution Date occurs to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person and (ii) 10%.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Pursuant to the First Amendment and Second Amendment, Tontine will not be deemed to be an Acquiring Person for purposes of the Rights Agreement unless its beneficial ownership exceeds a percentage of Common Stock that is generally equal to 34.5%. This partial exemption will not apply to persons who purchase Company securities from Tontine.

On March 5, 2012, the Company entered into the Third Amendment to Amended and Restated Rights Agreement between Westmoreland Coal Company and Broadridge Corporate Issuer Solutions, Inc. (the “Third Amendment”).

The Third Amendment, among other things, removes Computershare Trust Company as rights agent under the Rights Agreement and appoints Broadridge Corporate Issuer Solutions, Inc., as rights agent.

The foregoing description is qualified in its entirety by reference to the Rights Agreement, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on February 7, 2003, the First Amendment incorporated by reference to Exhibit (l) to Form 8-A filed on May 4, 2007, the Second Amendment incorporated by reference to Exhibit (l) filed on March 6, 2008, and the Third Amendment (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2012).

Item 2.     Exhibits.

Exhibit No.	Description

3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 28, 2004).

3.2
Certificate of Correction to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2004).

3.3
Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 7, 2007).

4.1
Description of Preferred Stock Purchase Rights and Rights Agreement (incorporated by reference to Item 1 of the Company’s registration on Form 8-A filed with the Securities and Exchange Commission on April 29, 2011).

4.2
Amended and Restated Rights Agreement, dated as of February 7, 2003, between Westmoreland Coal Company and EquiServe Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2003).

4.3
First Amendment to Amended and Restated Rights Agreement, dated as of May 2, 2007, between Westmoreland Coal Company and Computershare Trust Company, N.A. (incorporate by reference to Exhibit (1) to the Company’s Form 8-A filed with the Securities and Exchange Commission on May 4, 2007).

4.4
Second Amendment to Amended and Restated Rights Agreement, dated as of March 4, 2008, between Westmoreland Coal Company and Computershare Trust Company, N.A. (incorporate by reference to Exhibit (1) to the Company’s Form 8-A filed with the Securities and Exchange Commission on March 6, 2008).

4.5
Third Amendment to Amended and Restated Rights Agreement between Westmoreland Coal Company and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2012).

SIGNATURE

Pursuant to the requirements of Section l2 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

WESTMORELAND COAL COMPANY

Date: March 6, 2012	/s/ Jennifer Grafton
By: Jennifer S. Grafton, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description

3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 28, 2004).

3.2
Certificate of Correction to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2004).

3.3
Certificate of Amendment to the Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 7, 2007).

4.1
Description of Preferred Stock Purchase Rights and Rights Agreement (incorporated by reference to Item 1 of the Company’s registration on Form 8-A filed with the Securities and Exchange Commission on April 29, 2011).

4.2
Amended and Restated Rights Agreement, dated as of February 7, 2003, between Westmoreland Coal Company and EquiServe Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 7, 2003).

4.3
First Amendment to Amended and Restated Rights Agreement, dated as of May 2, 2007, between Westmoreland Coal Company and Computershare Trust Company, N.A. (incorporate by reference to Exhibit (1) to the Company’s Form 8-A filed with the Securities and Exchange Commission on May 4, 2007).

4.4
Second Amendment to Amended and Restated Rights Agreement, dated as of March 4, 2008, between Westmoreland Coal Company and Computershare Trust Company, N.A. (incorporate by reference to Exhibit (1) to the Company’s Form 8-A filed with the Securities and Exchange Commission on March 6, 2008).

4.5
Third Amendment to Amended and Restated Rights Agreement between Westmoreland Coal Company and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2012).